UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Fortress Net Lease REIT
(Exact name of registrant as specified in its charter)

Maryland	92-1937121
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas New York, NY	10105
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(a) or (c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class
Class S common shares, par value $0.01 per share
Class D common shares, par value $0.01 per share
Class I common shares, par value $0.01 per share
Class D-S common shares, par value $0.01 per share

Item 1.	Description of Registrant’s Securities to be Registered.

The securities registered hereby are a new series of Class S common shares, par value $0.01 per share (the “Class S shares”), Class D common shares, par value $0.01 per share (the “Class D shares”) and Class I common shares, par value $0.01 per share (the “Class I shares” and, together with the Class S shares and Class D shares, the “New Shares”). In addition, the existing series of Class D common shares, par value $0.01 per share (the “Legacy Class D shares”), is being renamed as Class D-S common shares, par value $0.01 per share (the “Class D-S shares”).

To implement the establishment of the New Shares and the renaming of the Class D-S shares, on November 14, 2024, Fortress Net Lease REIT (the “Company”) adopted an amendment and restatement to its Declaration of Trust which became effective as of November 15, 2024 (as amended, the “Declaration of Trust”). The preferences, rights, voting powers, restrictions and limitations of the New Shares are substantially similar to the preferences, rights, voting powers, restrictions and limitations of the Company’s existing Class F-S common shares (the “Class F-S shares”), Class F-D common shares (the “Class F-D shares”) and Class F-I common shares (the “Class F-I shares” and, together with the Class F-S shares, Class F-D shares and Class F-I shares, the “Existing Shares” and, collectively with the New Shares and Class D-S shares, the “Shares”), except that the New Shares are subject to different fees from the Existing Shares as described further below. Other than the name change effectuated under the Declaration of Trust, the preferences, rights, voting powers, restrictions and limitations of the Class D-S shares remain unchanged from the Legacy Class D shares.

Subject to the restrictions on ownership and transfer of the New Shares and Class D-S shares set forth in the Declaration of Trust and except as may otherwise be specified in the Declaration of Trust, holders of the New Shares (the “New Shareholders”) and Class D-S shares (the “Class D-S Shareholders”) are each entitled to one vote per New Share and Class D-S share on all matters voted on by New Shareholders and Class D-S Shareholders and holders of Existing Shares (the “Existing Shareholders” and, together with the New Shareholders and Class D-S Shareholders, the “Shareholders”). Subject to any preferential rights of any outstanding class or series of shares of beneficial interest and to the provisions in the Declaration of Trust regarding the restriction on ownership and transfer of the New Shares and Class D-S shares, New Shareholders and Class D-S Shareholders are each entitled to such distributions as may be authorized from time to time by the Company’s Board of Trustees (the “Board of Trustees”) (or a committee of the Board of Trustees) and declared by the Company out of legally available funds.  Upon liquidation, all Shareholders, including the New Shareholders and the Class D-S Shareholders, are entitled to receive all assets available for distribution to the Shareholders. Upon issuance for full payment in accordance with the terms of the Company’s private offering, all New Shares and Class D-S shares issued in the private offering will be fully paid and non-assessable. New Shareholders and Class D-S Shareholders will not have preemptive rights, which means that New Shareholders and Class D-S Shareholders will not have an automatic option to purchase any new series of securities that the Company issues.

The Declaration of Trust also contains a provision permitting the Board of Trustees, without any action by the Shareholders, to classify or reclassify any unissued Shares into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of any new class or series of Shares.

The Company will generally not issue certificates for the New Shares or Class D-S shares. The New Shares and Class D-S shares will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. DST Asset Manager Solutions, Inc. acts as the Company’s registrar and as the transfer agent for the Shares.

Although no upfront selling commissions will be paid to the Company or Independent Brokerage Solutions (the “Dealer Manager”) with respect to the New Shares or Class D-S shares, if subscribers purchase Class S shares or Class D shares through certain financial intermediaries, those financial intermediaries may directly charge subscribers transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the selling agents limit such charges to 3.50% of the transaction price for each Class S share and 1.50% of the transaction price for each Class D share.

The Company pays the Dealer Manager an ongoing servicing fee with respect to outstanding Class S shares equal to 0.85% per annum of the net asset value (“NAV”) of outstanding Class S shares and with respect to outstanding Class D shares equal to 0.25% per annum of the NAV of outstanding Class D shares. The Company does not pay an ongoing servicing fee with respect to outstanding Class I shares or Class D-S shares. The ongoing servicing fees are paid monthly in arrears. The Dealer Manager reallows (pays) all or a portion of the ongoing servicing fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will retain the ongoing servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services (or, in the Dealer Manager’s discretion, convert the applicable shares to Class I shares).

No upfront selling commissions, dealer manager fees, or other similar placement fees are payable in respect of any Class S shares or Class D shares sold pursuant to the Company’s distribution reinvestment plan, but such shares will be charged the ongoing servicing fee payable with respect to all outstanding Class S shares and Class D shares, as applicable.

In certain arrangements made between the Dealer Manager and financial intermediaries, a holder’s Class S shares or Class D shares may be converted or exchanged into an equivalent NAV amount of Class I shares at the time in which their total transaction or other fees, including upfront placement fees or brokerage commissions and ongoing servicing fees reach any agreed-upon amount.

Each Class S share and Class D share held in a Shareholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share, and each Class D-S share held in a Shareholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class F-I shares (including any fractional shares) with an equivalent NAV as such share, in each case, on the earliest of (i) a listing of Class I shares or Class F-I shares or (ii) the Company’s merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of the Company’s assets (except for any such transaction taken in connection with an internal restructuring transaction).

Distributions will generally be made on all classes of Shares at the same time. The per share amount of distributions on Shares will likely differ because of adjustment for class-specific items such as ongoing servicing fees, management fees and accruals/allocations of the performance participation interest. Holders of Shares may also participate in the Company’s Share Repurchase Plan, on a monthly basis, subject to the terms of such plan as it may be amended from time to time.

Item 2.	Exhibits.

Exhibit No.	Description
3.1
Third Amended and Restated Declaration of Trust of the Company, dated November 15, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2024).

4.1
Second Amended and Restated Share Repurchase Plan, dated November 15, 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2024).

4.2
Amended and Restated Distribution Reinvestment Plan adopted by the Company, effective as of November 15, 2024 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2024).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 20, 2024

Fortress Net Lease REIT

	By:	/s/ Avraham Dreyfuss
	Name:	Avraham Dreyfuss
	Title:	Chief Financial Officer